10Q-94-08--09--As Filed with the S.E.C.

                                   FORM 10-Q
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[ x ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended August 28, 1994
                              -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to
                              ----------------  -------------------
                        Commission File Number: 0-14394
                                                -------

                           TOWN & COUNTRY CORPORATION
                           --------------------------
             (Exact name of Registrant as specified in its charter)

              Massachusetts                           04-2384321
              ---------------------------------------------------
             (State or other jurisdiction        (I.R.S. Employer
              of incorporation or                 Identification
              organization)                       Number)

                 25 Union Street, Chelsea, Massachusetts 02150
              ----------------------------------------------------
              (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code (617) 884-8500


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                           Yes  X     No
                                                                 ----      ----

On October 4, 1994, the Registrant had outstanding 20,761,951 shares of Class A Common Stock, $.01 par value and 2,670,498 shares of Class B Common Stock, $.01 par value.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 2
                         PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements


                          CONSOLIDATED BALANCE SHEETS

                                                    August 28,      February 27,
                                                      1994              1994
ASSETS                                             (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                       $  1,845,842     $  3,273,876
  Restricted cash                                      236,346           37,971
  Accounts receivable--
    Less allowances for doubtful
      accounts of $6,393,000 at
      08/28/94 and $5,510,000 at
      2/27/94                                       58,735,209       55,623,418
  Inventories (Note 4)                              83,504,309       75,029,397
  Prepaid expenses & other current
    assets                                           4,510,082        3,991,883

        Total current assets                      $148,831,788     $137,956,545

PROPERTY, PLANT & EQUIPMENT, at cost              $ 81,250,152     $ 79,340,723
  Less - Accumulated depreciation                   36,510,665       33,636,099

                                                  $ 44,739,487     $ 45,704,624

INVESTMENT IN AFFILIATES (Note 6)                 $ 27,421,089     $ 27,038,089

OTHER ASSETS (Note 2)                             $  8,551,322     $ 13,221,467

                                                  $229,543,686     $223,920,725


The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 3





CONSOLIDATED BALANCE SHEETS (Continued)
                                                  August 28,        February 27,
                                                     1994              1994
LIABILITIES AND STOCKHOLDERS' EQUITY             (Unaudited)

CURRENT LIABILITIES:

  Notes payable (Note 3)                        $  15,425,817     $        --
  Current portion of long-term debt                 1,718,427         1,479,590
  Accounts payable                                 21,276,580        12,727,357
  Accrued expenses                                 12,040,486        19,956,332
  Accrued and currently deferred
    income taxes                                    1,075,496           874,253

        Total current liabilities               $  51,536,806     $  35,037,532

LONG-TERM DEBT, less current portion
  (Note 3)                                      $  90,480,590     $  91,827,239

OTHER LONG-TERM LIABILITIES                     $   1,872,830     $   2,093,755

        Total liabilities                       $ 143,890,226     $ 128,958,526

COMMITMENTS AND CONTINGENCIES (Note 2)
MINORITY INTEREST                               $   4,167,131     $   3,843,117
EXCHANGEABLE PREFERRED STOCK, $1.00
  par value-
    Authorized--2,700,000 shares
    Issued and outstanding--2,533,255
      shares (Note 3)                           $  36,732,147     $  35,785,399
STOCKHOLDERS' EQUITY (Note 3):
  Preferred stock, $1.00 par value-
  Authorized and unissued--2,300,000
    shares                                      $        --       $        --
Class A Common Stock, $ .01 par value-
  Authorized--40,000,000 shares
  Issued and outstanding--20,761,951
    and 20,755,901 shares, respectively               207,619           207,559
Class B Common Stock, $.01 par value-
  Authorized--8,000,000 shares
  Issued and outstanding--2,670,498
    and 2,670,693 shares, respectively                 26,705            26,707
Additional paid-in capital                         69,924,064        69,909,485
Retained deficit                                  (25,404,206)      (14,810,068)
        Total stockholders' equity              $  44,754,182     $  55,333,683
                                                $ 229,543,686     $ 223,920,725

The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 4

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                          For the Three Months Ended       For the Six Months Ended
                         August 28,        August 29,      August 28,      August 29,
                            1994             1993            1994            1993


NET SALES                  $54,799,928     $51,063,035      $125,368,388    $115,188,767

COST OF SALES               40,063,415      34,692,194        86,012,585      74,167,161

  Gross profit             $14,736,513     $16,370,841      $ 39,355,803    $ 41,021,606

SELLING, GENERAL &
  ADMINISTRATIVE
  EXPENSES                  18,527,260      16,571,007        42,875,511      37,050,187


  Income (loss) from
    operations             $(3,790,747)    $  (200,166)     $ (3,519,708)   $  3,971,419

INTEREST EXPENSE,           (2,782,404)     (2,475,977)       (5,342,491)     (7,218,075)
  net

INCOME (LOSS) FROM
  AFFILIATES                    30,000        (208,283)          383,000         246,298

MINORITY INTEREST             (200,634)       (156,396)         (324,014)       (487,418)




The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                             Form 10-Q
                                                                          Page 5


CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Unaudited)

                     For the Three Months Ended       For the Six Months Ended
                     August 28,      August 29,       August 28,     August 29,
                        1994           1993             1994           1993

LOSS BEFORE
  INCOME TAXES      $(6,743,785)    $(3,040,822)   $ (8,803,213)   $(3,487,776)


PROVISION FOR
  INCOME TAXES           425,642         50,000         844,177        102,000

NET LOSS            $ (7,169,427)   $(3,090,822)   $ (9,647,390)   $(3,589,776)

ACCRETION OF
  DISCOUNT ON
  EXCHANGEABLE
  PREFERRED STOCK        479,552        455,150         946,748        531,154

LOSS ATTRIBUTABLE
  TO COMMON
  STOCKHOLDERS      $ (7,648,979)   $(3,545,972)   $(10,594,138)   $(4,120,930)

LOSS PER COMMON
  SHARE (Note 5):   $      (0.33)   $     (0.15)   $      (0.45)   $     (0.22)

WEIGHTED AVERAGE
  COMMON SHARES
  OUTSTANDING
  (Note 5):           23,430,390     23,417,586      23,428,492     18,988,704



The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 6


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                     For the Six Months Ended
                                                   August 28,         August 29,
                                                      1994               1993

CASH FLOWS FROM OPERATNG ACTIVITIES:
Net loss                                           $ (9,647,390)   $ (3,589,776)
Adjustments to reconcile net loss to
  net cash used in operating activities-
  Depreciation and amortization                       2,378,893       3,206,855
  Loss (gain) on disposal of certain
    assets                                                3,815         (99,963)
  Ordinary dividends received from affiliates              --         2,045,533
  Undistributed earnings of affiliates,
    net of minority interest                            (58,986)        364,046
  Interest paid with issuance of debt                 1,543,116            --
  Change in assets and liabilities--
    Decrease (increase) in accounts
      receivable                                     (3,111,791)     (1,575,469)
    Decrease (increase) in inventory                 (8,474,912)    (16,194,696)
    Decrease (increase) in prepaid
      expenses and other current assets                (518,199)      2,570,928
    Decrease (increase) in other assets               4,494,814         296,815
    Increase (decrease) in accounts
      payable                                         8,549,223       7,671,176
    Increase (decrease) in accrued
      expenses                                       (5,755,492)     (4,840,804)
    Increase (decrease) in accrued and
      current deferred taxes                            201,243        (295,495)
    Increase (decrease) in other
      liabilities                                      (220,925)        (80,792)

        Net cash used in operating
          activities                                (10,616,591)    (10,521,642)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                 (1,921,818)     (2,494,488)
Proceeds from sale of certain assets                      1,473         179,689
Proceeds from sale of investments                          --         3,485,999

        Net cash provided by (used in)
          investing activities                       (1,920,345)      1,171,200


The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 7


CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Unaudited)

                                                    For the Six Months Ended
                                                  August 28,         August 29,
                                                    1994               1993
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on revolving credit facilities         $(116,477,032)    $ (63,398,512)
Proceeds from borrowings under
  revolving credit facilities                     131,902,849        81,950,000
Payments on long-term debt                         (4,133,177)       (7,298,009)
Decrease (increase) in restricted cash               (198,375)             --
Proceeds from the issuance of common
  stock                                                14,637            19,815
Payments to retire credit facility                       --         (37,250,000)
Proceeds from senior secured notes                       --          30,000,000
Payments for recapitalization expenses                   --          (5,650,917)

        Net cash provided by (used in)
          financing activities                  $  11,108,902     $  (1,627,623)

NET DECREASE IN CASH AND CASH
  EQUIVALENTS                                   $  (1,428,034)    $ (10,978,065)

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                               3,273,876        15,353,259

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                 $   1,845,842     $   4,375,194

SUPPLEMENTAL CASH FLOW DATA:
Cash paid during the period for:
  Interest                                      $   1,957,961     $   3,060,406
  Income taxes                                        603,739           307,528


Supplemental Disclosure of Non-Cash Investing & Financing Activities:

  On May 14, 1993, the Company completed its recapitalization as described in
Note 3. As a result of this transaction, long-term debt with a carrying value of $122,673,945, including accrued interest and deferred financing costs, was retired. New debt with a carrying value of $61,486,762, exchangeable preferred stock valued at $34,331,895, and common stock valued at $26,855,288 were issued in exchange for these redemptions.
  As payment for the commitment to purchase up to 100% of the Company's senior secured notes, an investor received 750,000 shares of the Company's Class A common stock with a value of $2,015,625 at the time of issuance.
  As of August 28, 1994 and August 29, 1993, accretion of discount on exchangeable preferred shares has amounted to $946,748 and $531,154, respectively.
  On May 15, 1994, the Company issued approximately $3.7 million in new 13% Senior Subordinated Notes due May 31, 1998, as payment of the semiannual interest installment. Approximately $2.2 million of this amount was classified as accrued expenses in the February 27, 1994, Consolidated Balance Sheet.


The accompanying notes are an integral part of these consolidated financial statements.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 8


                         PART I - FINANCIAL INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                AUGUST 28, 1994

 (1) Significant Accounting Policies

The unaudited consolidated financial statements presented herein have been prepared by the Company and contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly and on a basis consistent with the consolidated financial statements for the year ended February 27, 1994, the Company's financial position as of August 28, 1994, and the results of its operations for the three- and six-month periods ended August 28, 1994, and August 29, 1993, and cash flows for the six-month periods ended August 28, 1994, and August 29, 1993.

The significant accounting policies followed by the Company are set forth in Note (1) of the Company's consolidated financial statements for the year ended February 27, 1994, which have been included in the Annual Report on Form 10-K, Commission File Number 0-14394, for the fiscal year ended February 27, 1994. The Company has made no change in these policies during the six months ended August 28, 1994.

The consolidated financial statements include the accounts of subsidiary companies more than fifty percent owned.

The results of operations for the six-month period ended August 28, 1994, are not necessarily indicative of the results to be expected for the year due to the seasonal nature of the Company's operations.

 (2) Commitments and Contingencies

Zale Bankruptcy

The Company's largest customer for a number of years has been the Zale Corporation and its affiliated companies, including Gordon Jewelry Corporation. On July 30, 1993, this group of companies completed a reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court and emerged from bankruptcy as Zale Delaware, Inc. (Zale).

The Company has reached agreement on most issues with the new Zale concerning the Company's claim of approximately $40 million, filed with the Bankruptcy Court, representing the net outstanding balance of trade accounts receivable and the wholesale value of the consignment inventory as of the date of Zale's bankruptcy petition.

The Company's Consolidated Financial Statements at February 28, 1992, originally reflected a net valuation of approximately $13 million, which was classified as Other Assets in the Consolidated Balance Sheets, due to the uncertainty of the timing of a final settlement. The Company has subsequently received proceeds from Zale and from liquidation of claim assets of approximately $11.4 million. The Consolidated Financial

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                         Page 9


Statements at August 28, 1994, reflect a net valuation of approximately $1.6 million, representing management's estimate of the value of the remaining claim related assets.

The Company continues to conduct business with Zale.

 (3) Loan Arrangements

In order to significantly reduce the amount of the Company's cash interest and principal requirements and to satisfy the Company's near-term and long-term liquidity needs, the Company completed a major recapitalization on May 14, 1993.

This recapitalization revised the Company's consolidated capitalization, including debt structure, to be consistent with the Company's current and expected operating performance levels. The amount of debt outstanding was reduced and a significant portion of the old subordinated debt was exchanged for new debt, shares of Class A Common Stock and Exchangeable Preferred Stock.

The new debt structure consisted of a new revolving credit agreement which was obtained from Foothill Capital Corporation to provide secured financing in an aggregate amount of up to $30 million, new gold consignment agreements which were obtained from the Company's gold suppliers to provide an aggregate gold consignment availability of up to approximately 100,000 troy ounces, $30 million principal amount of 11 1/2% Senior Secured Notes due September 15, 1997, which were purchased by various investors, and approximately $53 million principal amount of 13% Senior Subordinated Notes due May 31, 1998, issued as a component of the exchange.

The results of the exchange offer were:

     (a) holders of approximately 93% of the Company's existing 13% Senior Subordinated Notes due December 15, 1998, exchanged each $1,000 principal amount of those notes for $478.96 principal amount of the Company's 13% Senior Subordinated Notes due May 31, 1998, $331.00 of the Company's Exchangeable Preferred Stock, par value $1.00 per share, and 89.49 shares of the Company's Class A Common Stock, par value $0.01 per share, and

     (b) holders of approximately 98% of the Company's existing 10 1/4% Subordinated Notes due July 1, 1995, exchanged each $1,000 principal amount of those notes for $408.11 principal amount of the Company's 13% Senior Subordinated Notes due May 31, 1998, $282.04 of the Company's Exchangeable Preferred Stock, par value $1.00 per share, and
          76.25 shares of the Company's Class A Common Stock, par value $0.01 per share.

The Company reached an agreement with Chemical Bank to change the terms of the IRB financing for the Company's facility located in New York, New York. This agreement includes, among other things, an accelerated payment schedule relative to that which had previously been in place and the release of certain collateral by Chemical Bank.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 10


To address seasonality needs, the Company recently entered into an amendment to the revolving credit agreement to increase the maximum amount available under the agreement from $30,000,000 to $35,000,000 during the months of September through December. The Company also entered into an agreement with one of its gold suppliers to reduce such supplier's consignment obligation by 10,000 ounces. As of August 28, 1994, total ounces available under the gold agreements were approximately 92,000. Both of these amendments included modifications of the consolidated tangible net worth covenant. The covenant previously provided that the Company was required to maintain consolidated tangible net worth of $38,000,000 through February 27, 1994, and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain consolidated tangible net worth of $40,000,000 from July 1, 1994, through November 26, 1994, and $43,000,000 thereafter. As of August 28, 1994, approximately $15.4 million was outstanding under the revolving credit agreement and approximately 69,000 ounces were on consignment under the gold agreements.

 (4) Inventories

Inventories consisted of the following at August 28, 1994, and February 27, 1994:



                                                 August 28,         February 27,
                                                       1994                1994
Raw Materials                                   $15,915,131         $16,753,865
Work-in-Process                                   9,961,444           7,154,300
Finished Goods                                   57,627,734          51,121,232
                                                $83,504,309         $75,029,397




 (5) Earnings (Loss) Per Common Share

Loss per common share is computed by adjusting the Company's net loss for the accretion of discount on exchangeable preferred stock and dividing by the weighted average number of common shares outstanding during each period.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 11


 (6) Investment in Little Switzerland, Inc.

Presented below is summarized financial information (in thousands) for Little Switzerland, Inc. as of and for the fiscal years ended May 31, 1994, and 1993:



                                                          1994              1993
Current Assets                                         $36,581           $40,425
Noncurrent Assets                                       16,288            13,735
Current Liabilities                                      9,055            14,049
Noncurrent Liabilities                                     356               794
Total Equity                                            43,458            39,317

Sales                                                  $64,312           $63,396
Gross Profit                                            28,344            29,286
Net Income                                               4,098             5,191

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 12


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended August 28, 1994 Compared to the Six Months Ended August 29, 1993

Net sales for the six months ended August 28, 1994, increased $10.2 million or 8.8% from $115.2 million in fiscal 1994 to $125.4 million in fiscal 1995. Current year sales of fine jewelry have increased approximately $12.4 million or 18% over the corresponding period in fiscal 1994. The majority of the increases in fine jewelry sales have come from the Company's existing discount department store customers as a result of emphasis by these customers on the promotion of jewelry sales.

Gross profit for the six months ended August 28, 1994, decreased $1.7 million from $41 million in fiscal 1994 to $39.3 million in fiscal 1995. Gross profit margin decreased 4.2% from 35.6% in fiscal 1994 to 31.4% in fiscal 1995. The Company's sales increase has been primarily in the lower margin fine jewelry product categories and this change in product mix has negatively impacted gross profit margin by approximately 0.6%. In its effort to manage inventory levels, the Company has also sold, or made provisions to sell, inventory in excess of current requirements, at less than normal margins. These sales and provisions negatively impacted margin by approximately 1.9%. The Company's inability to reduce fixed overhead costs, while production requirements for direct response and other specialty products were lower this year than last year, has negatively impacted margin by approximately 1.7%. The division which distributes these products has recently moved to a new facility which the Company believes will result in lower overhead.

Selling, general, and administrative expenses for the current period increased approximately $5.8 million or 15.7% from $37.1 million in fiscal 1994 to $42.9 in fiscal 1995. As a percentage of net sales, selling, general, and administrative expenses were approximately 2% more in the current year than for the six months ended August 29, 1993. Increases primarily relate to higher costs associated with the Company's direct response distribution business of licensed sports and other specialty products in which the Company invested heavily, particularly in advertising. Sales of these products have not materialized at the rate anticipated.

Net interest expense for the six months ended August 28, 1994, decreased approximately $2 million relative to the corresponding period in fiscal 1994. This decrease is the result of the recapitalization that occurred on May 14, 1993. Approximately $115 million of the Company's long-term debt was exchanged for approximately $53 million in new debt, approximately $37 million of exchangeable preferred stock, and approximately 10 million shares of the Company's Class A stock.

Although the Company had a taxable loss for the six months ended August 28, 1994, the Company recorded a tax provision of approximately $844,000. The tax provision was primarily due to the Company's inability to fully recognize the tax benefits of operating losses in certain jurisdictions as well as state and foreign income taxes.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 13


Liquidity and Working Capital

Cash used in operating activities for the six months ended August 28, 1994, was $11 million, approximately the same amount as in the corresponding period in fiscal 1994, despite a larger current period loss. The current period net loss includes expenses related to provisions made for inventory and receivable reserves, in excess of prior year provisions, of approximately $2.4 million. Lower requirements to purchase diamond inventory resulted in a smaller increase in inventory in fiscal 1995 than in fiscal 1994. Fiscal 1995 operating cash flow includes proceeds from the Zale bankruptcy claim of $4.7 million. Fiscal 1994 operating cash flows included $2 million of cash proceeds from dividends related to the Company's investment in Solomon Brothers, Limited.

Cash used in investing activities was $1.9 million for the six months ended August 28, 1994, compared with $1.2 million of cash provided by investing activities in the corresponding period in fiscal 1994. The change is primarily the result of the $3.5 million benefit realized in fiscal 1994 from a partial redemption of the preferred share investment in Solomon Brothers, Limited.

Cash provided by financing activities was $11.1 million in the first six months of fiscal 1995 versus a use of $1.6 million in the corresponding period in fiscal 1994. The use of financing cash in fiscal 1994 was the result of costs associated with the recapitalization which was completed on May 14, 1993. Net cash provided by financing activities in the current period has been used to fund current operations while fiscal 1994 operations were funded with beginning period cash. Current period financing cash has been primarily provided by the Company's revolving credit facility which had an outstanding balance of $15.4 million at August 28, 1994, versus $18.6 million at August 29, 1993. The Company is required to escrow net proceeds from the Zale claim and Solomon investment for repayment of Senior Secured Notes. Approximately $3.4 million and $5.5 million of Senior Secured Notes were redeemed with such proceeds during the first six months of fiscal 1994 and fiscal 1995, respectively.

The Company's net cash position decreased from approximately $3 million at February 27, 1994, to approximately $2 million at August 28, 1994, compared to a decrease from $15 million at February 28, 1993, to $4 million at August 29, 1993.

To address seasonality needs, the Company recently entered into an amendment to the revolving credit agreement to increase the maximum amount available under the agreement from $30,000,000 to $35,000,000 during the months of September through December. The Company believes that it can meet its future working capital needs through cash flow from operations and from its secured borrowing facility.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 14


Item 4.  Submission of Matters to a Vote of Security-Holders

On July 21, 1994, the Company held its Annual Meeting of Stockholders. At this meeting, two matters were submitted for a vote of the stockholders: (a) election of two directors and (b) approval of performance-based compensation arrangements for the Company's two executive officers. The following votes were cast on the foregoing matters:

                                                         For            Withheld

Election of Mone Anathan III                          16,839,935         171,893

Election of William Schawbel                          16,835,335         176,493

                                            For         Against      Abstentions

Approval of
  Performance-Based
  Compensation
  Arrangements                          19,169,180      424,064           88,048


Item 6.  Exhibits and Reports on Form 8-K

     (a)  Exhibits

          11     Earnings Per Share Computations
          27     Financial Data Schedule

     (b)  Reports on Form 8-K

          There were no Form 8-K filings during the second quarter ended August 28, 1994.

TOWN & COUNTRY CORPORATION                                            Form 10-Q
                                                                        Page 15


                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             TOWN & COUNTRY CORPORATION
                                                    (Registrant)





Date:  October 11, 1994                 /s/  Francis X. Correra
                                             -----------------------
                                             Francis X. Correra
                                             Senior Vice President and
                                             Chief Financial Officer

TOWN & COUNTRY CORPORATION & SUBSIDIARIES                            EXHIBIT 11

Earnings Per Share Computations
(Unaudited)

                               For the Three Months Ended       For the Six Months Ended
                               August 28,      August 29,       August 28,     August 29,
                                  1994           1993             1994           1993

PRIMARY EPS:
Net Loss                     $ (7,169,427)   $ (3,090,822)   $ (9,647,390)   $ (3,589,776)
Accretion of discount on
  Exchangeable Preferred
  Stock                           479,552         455,150         946,748         531,154
Net loss for EPS
  calculation                $ (7,648,979)   $ (3,545,972)   $(10,594,138)   $ (4,120,930)
Weighted average common
  shares outstanding           23,430,390      23,417,586      23,428,492      18,988,704
Weighted shares issued
  from exercise and
  assumed execise of:
  warrants                           --              --              --              --
  options                            --              --              --              --
Shares for EPS
  calculation                  23,430,390      23,417,586      23,428,492      18,988,704

REPORTED EPS:
Loss before accretion of
  discount on Exchangeable
  Preferred Stock            $      (0.31)   $      (0.13)   $      (0.41)   $      (0.19)
Accretion of discount on
  Exchangeable Preferred
  Stock                             (0.02)          (0.02)          (0.04)          (0.03)
Net loss per share:          $      (0.33)   $      (0.15)   $      (0.45)   $      (0.22)

FULLY DILUTED EPS:
Net loss                     $ (7,169,427)   $ (3,090,822)   $ (9,647,390)   $ (3,589,776)
Accretion of discount on
  Exchangeable Preferred          479,552         455,150         946,748         531,154
  Stock
Net loss for EPS
  calculation                $ (7,648,979)   $ (3,545,972)   $(10,594,138)   $ (4,120,930)
Weighted average common
  shares outstanding           23,430,390      23,417,586      23,428,492      18,988,704
Weighted shares issued
  from exercise and
  assumed exercise of:
  warrants                           --              --              --              --
  options                            --              --              --              --
Shares for EPS calculation     23,430,390      23,417,586      23,428,492      18,988,704

REPORTED EPS:
Loss before accretion of
  discount on Exchangeable
  Preferred Stock            $      (0.31)   $      (0.13)   $      (0.41)   $      (0.19)
Accretion of discount on
  Exchangeable Preferred
  Stock                             (0.02)          (0.02)          (0.04)          (0.03)
Net loss per share:          $      (0.33)   $      (0.15)   $      (0.45)   $      (0.22)


This exhibit should be reviewed in conjunction with
Note 5 of Notes to Consolidated Financial Statements.